Exhibit 99.1

Pacific Drilling Extends Consent Solicitation and Increases Consent Payment

LUXEMBOURG (October 5, 2016) — Pacific Drilling S.A. (NYSE: PACD) announced today that it has extended its previously announced consent solicitation by its indirect wholly-owned subsidiary, Pacific Drilling V Limited (the “Company”) in respect of the Company’s 7.250% Senior Secured Notes due 2017 (the “Notes”) and increased the consent payment offered to consenting holders.

The amount of the consent payment for holders of the Notes delivering a valid and unrevoked consent may be up to approximately $22 million, subject to successful completion of the consent solicitation.

The consent solicitation was commenced on September 22, 2016 upon the terms and conditions described in a solicitation statement dated September 22, 2016 issued to the holders of the Notes. As extended, the consent solicitation will now expire at 5:00 p.m. New York City time on October 5, 2016, unless it is withdrawn or further extended by the Company in its sole discretion. Holders of the Notes that have already provided valid consents do not need to take further action in light of the extension.

As of 5:00 p.m. New York City time on October 4, 2016, holders comprising approximately 30% of the aggregate principal amount of Notes already have delivered consents (disregarding Notes held by the Company or its affiliates).

Any questions or requests for assistance or information from holders of the Notes may be directed to Global Bondholder Services Corporation, the Information and Tabulation Agent for the solicitation, at +1 (866) 470-3800 or +1 (212) 430-3774. The Solicitation Agent for the consent solicitation is Seaport Global Securities LLC, which also may provide information to holders of Notes at +1 (212) 616-7748.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

Contact:  John Boots
Pacific Drilling
+352 26 84 57 81
Investor@pacificdrilling.com